BRACKETOLOGY, LLC
AMENDMENT ONE TO THE OPERATING AGREEMENT

April 30, 2021

Prepared by:

PAWLAN LAW, LLC
1751 Lake Cook Road, Suite 400
Deerfield, Illinois 60015-5286
847-418-3447
www.pawlanlaw.com

THE INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE AND MAY BE EXEMPT PURSUANT TO EXEMPTIONS UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND APPLICABLE STATE SECURITIES LAWS. THE SALE, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF ANY OF SAID INTERESTS IS RESTRICTED AND MAY NOT BE ACCOMPLISHED EXCEPT IN ACCORDANCE WITH THIS AGREEMENT AND AN APPLICABLE REGISTRATION STATEMENT OR AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGER THAT REGISTRATION IS UNNECESSARY OR IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

BRACKETOLOGY, LLC
AMENDMENT ONE TO THE
OPERATING AGREEMENT

THIS AGREEMENT is made and entered into this ___ day of __________, _____, by and between BRACKETOLOGY, LLC, an Illinois limited liability company ("Company") and KAITLYN DIONNE HURLEY, MARY ELIZABETH ROBERTS, JESSICA MARY DAHLSTRUM and ALEXA LYNN LATER ("Buyers").

WITNESSETH

WHEREAS, Buyers desire to purchase ownership in Company as set forth on Exhibit "A";

WHEREAS, in exchange for said ownership in Company, Buyers will assign to Company the assets set forth on Exhibit "B" ("Assets") and perform certain services and Company will distribute certain guaranteed payments to Buyers;

WHEREAS, Company and its current Members, being DAVID M. PAWLAN and TREVOR GOLD and JONAH FIALKOW ("Current Members"), entered into that certain Operating Agreement dated April 1, 2021 ("Operating Agreement");

WHEREAS, Buyers desire to become members of Company and to be bound to said Operating Agreement;

WHEREAS, KAITLYN DIONNE HURLEY and JESSICA MARY DAHLSTRUM shall become Co-Managers of Company along with the Current Members;

WHEREAS, in order to induce Buyers to sell said Assets to Company, the Current Members will agree to hypothecate some of their Membership Interests in Company to secure said Guaranteed Payments, via a separate agreement; and

WHEREAS, the Company has purchased the Assets in order to further expand the website, www.bachbracket.com, by redesigning, updating, and enhancing the existing web application, expanding upon the monetization of campaigns on the internet and through other communication or social media platforms, and initiating and/or developing profitable partnerships. To help effect these objectives, the Current Members and Buyers will meet in-person or via electronic communication platform (such as Zoom or another video-call platform of comparable quality) and will maintain transparent messaging via Slack, to which all members are welcome to all channels. Communication will occur in a continuous fashion to discuss the progress of www.bachbracket.com on these objectives. All members are welcome to any and all team meetings; each individual's opinion is encouraged to be brought to each meeting.

NOW THEREFORE, in consideration of the mutual covenants hereinafter contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Sale and Purchase of Assets:

Buyers hereby sell, convey, assign and transfer the Assets to Company and Company hereby acquires and purchase the Assets from Buyers.

2. Member Interests:

Company hereby sells, conveys, assigns and transfers the Member Interests to the Buyers in the amount and allocation as set forth on Exhibit "A" and Buyers hereby acquire and purchase the Member Interests from Company. Buyers, jointly and severally, hereby acknowledge and consent to participating in and becoming a Member of Company and subject themselves to and ratify said Operating Agreement as if they originally signed said Operating Agreement. All terms used herein shall have the meaning and purpose as set forth in said Operating Agreement which is incorporated into and made a part of this Agreement.

3. Guaranteed Payments:

Company agrees to distribute Guaranteed Payments, as follows:

(a) Of the first One Hundred Thirty-Three Thousand Three Hundred and Thirty-Three Dollars and Thirty-Three Cents ($133,333.33); the Buyers shall receive an equal share of Seventy-Five Percent (75%) and the Current Members shall receive an equal share of Twenty-Five Percent (25%) of said distributions;

(b) Of the next Two Hundred Thousand Dollars ($200,000.00); the Buyers shall receive an equal share of Fifty Percent (50%) and the Current Members shall receive an equal share of Fifty Percent (50%) of said distributions; and

(c) All Guaranteed Payments shall be paid by April 30, 2025.

All successive distributions thereafter shall be made in accordance with Section 10.03 of the Operating Agreement.

4. Managers:

KAITLYN DIONNE HURLEY and JESSICA MARY DAHLSTRUM are hereby appointed as additional Managers of the Company and the Company shall file all necessary documentation with the Illinois Secretary of State's office to effectuate the same.

5. Option to Purchase:

Section 17.03 - Option to Purchase, of the Operating Agreement shall be amended and restated as follows:

> Within 21 days of the Company's receipt of Notice pursuant to Section 17.02 in regard to a Buyer, the non-Transferor Buyers may exercise an option to purchase all of the Company Interests proposed to be transferred or all of the Company Interests then owned by the Transferor Buyer. However, if the Notice pursuant to Section 17.02 is in regard to a Current Member, the non-Transferor Current Members may exercise an option to purchase all of the Company Interests proposed to be transferred or all of the Company Interests then owned by the Transferor Current Member. If not all of the Company Interests of the Transferor are being purchased, then the Company may exercise an option to purchase all of the Company Interests proposed to be transferred or all of the Company Interests then owned by the Transferor. If the Company does not exercise an option to purchase any Company Interests, or is forbidden by law from doing the same, each Member (except for the Transferor) may exercise an option to purchase the Company Interests set forth above within 28 days of its receipt of Notice of the proposed transfer. Each electing Member shall purchase that proportion of the elected Company Interests which equals the Company Interests then owned by such electing Member at the time of its receipt of Notice as to the Company Interests of all such electing Members, or as the electing Members agree among themselves.

6. Company's Representations, Warranties and Agreements:

Company hereby makes the following representations, warranties and agreements to and with Buyers, all of which shall survive the signing of this Agreement:

(a) Company is a limited liability company duly organized, existing and in good standing under the laws of the State of Illinois, and to the best of its knowledge, Company is not required to register to conduct business in any other state;

(b) Company has the full right and power to sell, assign, transfer and deliver the Member Interests covered by this Agreement;

(c) Company has taken all necessary action as may be required by law, its Certificate of Organization and Operating Agreement to authorize and approve the execution,

delivery and performance of this Agreement on its part. This Agreement is binding upon and enforceable against Company in accordance with its terms;

(d) There are not any actions, proceedings, liens, claims or disputes pending by any person, entity, government or agency thereof, or to the knowledge of the Company, threatened against or affecting the Company before any court or government or agency thereof, whether for taxes or for any other claims. There are no outstanding and unpaid taxes or tax deficiency statements or notices of assessments or other demands for payment of taxes due by, served on or filed against Company;

(e) The execution and performance of this Agreement does not violate or cause a breach of any other document or agreement to which Company or Company is a party or by which Company or Company may be bound or affected; and

(f) Company has not been represented by or employed any broker or finder or incurred any liability for any brokerage or finder's fee or commission to any individual or entity in connection with this Agreement, the transfer of the Member Interests or any of the other transactions contemplated hereby, which could result in any liability on the part of Buyers.

7. Buyers' Representations, Warranties and Agreements:

Buyers, jointly and severally, hereby make the following representations, warranties and agreements to and with Company, all of which shall survive the signing of this Agreement:

(a) Buyers are the sole and exclusive owner of and have title to all Assets free and clear of all liens, pledges, hypothecations, restrictions or encumbrances other than those expressly enumerated herein; no other person, firm or corporation has any interest whatsoever in any of said Assets except to the extent specified for those persons, firms and corporations enumerated herein as having security interests in said Assets;

(b) Buyers have the power to enter into this Agreement and make the purchase specified and has taken all necessary action to authorize the execution, delivery and performance of its obligations under this Agreement;

(c) There are not any actions, proceedings, liens, claims or disputes pending by any person, entity, government or agency thereof, or to the knowledge of the Buyers, threatened against or affecting the Buyers or Assets before any court or government or agency thereof, whether for taxes or for any other claims. There are no outstanding and unpaid taxes or tax deficiency statements or notices of assessments or other demands for payment of taxes due by, served on or filed against Buyers or said Assets;

(d) The execution and performance of this Agreement does not violate or cause a breach of any other document or agreement to which Buyers or any said Asset is a party or by which Buyers or any said Asset may be bound or affected; and

(e) Buyers have not been represented by or employed any broker or finder or incurred any liability for any brokerage or finder's fee or commission to any individual or entity in connection with this Agreement, the transfer of the Assets or any of the other transactions contemplated hereby, which could result in any liability on the part of Company.

8. Miscellaneous:

The recitals listed above are incorporated into and made a part of this Agreement. Article XXI of the Operating Agreement shall control in regard to this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this instrument on the date set forth above in Chicago, Illinois.

COMPANY:	BUYERS:
by:_________________________ DAVID M. PAWLAN, a Manager	_________________________ KAITLYN DIONNE HURLEY
by:_________________________ TREVOR GOLD, a Manager	_________________________ MARY ELIZABETH ROBERTS
by:_________________________ JONAH FIALKOW, a Manager	_________________________ JESSICA MARY DAHLSTRUM
	_________________________ ALEXA LYNN LATER

State of ________)
) S.S.
Count of _______)

I, the undersigned, a Notary Public in and for said County, in the State aforesaid, DO HEREBY CERTIFY that ________________________________ is personally known to me to be the same person whose name is subscribed to the foregoing instrument, appeared before me this day in person, and acknowledged that he signed, sealed and delivered the said instrument as his free and voluntary act, for the uses and purposes therein set forth.

Given under my hand and official seal, this __ day of _______, ____

Commission expires ____________, ____

____
Notary Public

Prepared by:

PAWLAN LAW, LLC
1751 Lake Cook Road, Suite 400
Deerfield, Illinois 60015-5286
847-418-3447
www.pawlanlaw.com

EXHIBIT A
MEMBERS

Member	Initial Capital Contribution	Percentage Interest
Kaitlyn Dionne Hurley [redacted]	$	6.00%
Mary Elizabeth Roberts [redacted]	$	6.00%
Jessica Mary Dahlstrum [redacted]	$	6.00%
Alexa Lynn Later [redacted]	$	2.00%
Total	$	20.00%

EXHIBIT B

ASSETS

a. Bracketology, Inc., a Delaware corporation

b. Web domains:

- http://bachbracket.com/
- http://bachelor.bachbracket.com/
- http://bachelorette.bachbracket.com/
- http://bip.bachbracket.com/